Contact

www.linkedin.com/in/arthur-derran-dresch-04a42215 (LinkedIn)
wefunder.com/gogoipo (Other)
wefunder.com/gogoipo (Other)

Top Skills

Short Sales

Foreclosures

Single Family Homes

Arthur Derran Dresch

howibecamerichinrealestate.com
Los Angeles Metropolitan Area

Summary

Arthur Derran Dresch, a veteran in finance and business with over 20 years of experience, founded GoGo IPO to democratize access to IPO opportunities—empowering everyday investors to participate in ventures traditionally reserved for Wall Street. 909-919-0747

https://wefunder.com/gogoipo

Experience

GoGoIPO, Inc.
CEO and founder of Gogo IPO Inc.
March 2016 - Present (9 years 10 months)
Chino Hills

Sky Vision
Financial advisor with life insurance and annuities.
April 2020 - Present (5 years 9 months)
